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11017406

SECURIT[...]ION
[...] Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10900 Wilshire Boulevard, Suite 500
(No. and Street)

Los Angeles (City) CA (State) 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael D. Donahue 310-208-1182
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael D. Donahue, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Capital Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 Annual Audited Report Form X-17 A-5 Part III

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 [signature] ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 17th day of February, 2011, by

Date Month Year

(1) Michael D. Donahue,

Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________,

Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

SYLVIA KARAYAN
Commission # 1910186
Notary Public - California
Los Angeles County
My Comm. Expires Nov 5, 2014

Signature [signature]

Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Form X-17

Document Date: 2/17/11 Number of Pages: 3

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2010

COLUMBIA CAPITAL SECURITIES, INC.

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Columbia Capital Securities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of Columbia Capital Securities, Inc. (the Company) as of December 31, 2010 and related statements of income (loss), changes in financial condition, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2010 and the results of its operations, changes in financial condition and shareholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 15, 2011

COLUMBIA CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Assets

Cash and equivalent		$ 10,628
Accounts receivable		15,312
Prepaid expenses		1,970
Total Assets		$ 27,910

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable		13,015
Due to affiliate		2,000
Total Liabilities		15,015
Shareholder's Equity		
Common stock $1par value, 100,000 shares authorized and issued; 11,000 shares outstanding)	$ 11,000	
Paid-in capital	28,000	
Retained earnings (deficit)	(26,105)	12,895
Total Liabilities and Shareholder's Equity		$ 27,910

See accompanying notes to financial statements

COLUMBIA CAPITAL SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR YEAR ENDED DECEMBER 31, 2010

Revenue	
Fees	$ 23,611
Total Revenue	23,611
Expenses	
Commission expense	15,039
Insurance	364
Office expense	6,000
Professional fees	4,150
Regulatory fees	3,826
All other expenses	90
Total Expenses	29,469
Income (Loss) Before Tax Provision	(5,858)
Income Tax Provision	800
Net Income (Loss)	$ (6,658)

See accompanying notes to financial statements

COLUMBIA CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2010

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2009	-	$ 11,000	$16,500	$ (19,447)	$ 8,053
Capital addition			11,500		11,500
Net Income (loss)				(6,658)	(6,658)
Balance, December 31, 2010	-	$ 11,000	$28,000	$ (26,105)	$12,895

See accompanying notes to financial statements

COLUMBIA CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities:	
Net income (loss)	$ (6,658)
Changes in operating assets and liabilities:	
Accounts receivable	(15,312)
Prepaid expenses	(1,970)
Accrued expenses	10,915
Due to affiliate	2,000
Net cash provided by operating activities	(11,025)
Cash Flows for Acquisition Activities:	-
Cash Flows for Investing Activities:	
Capital contribution	11,500
Cash Flows from Investing Activities	11,500
Net decrease in cash	475
Cash - beginning of the year	10,153
Cash - end of the year	$ 10,628
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 800

See accompanying notes to financial statements

COLUMBIA CAPITAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 - NATURE OF BUSINESS

Columbia Capital Securities, Inc., a California Corporation (the Company) located in Los Angeles California was incorporated July 26, 2007. The Company changed its name from CCA Securities, Inc. in December 2009.

The Company is a broker-dealer having been approved by the Financial Industry Regulatory Agency ("FINRA") on August 21, 2008. The Company's business is investment banking, to raise capital and provide merger and acquisition services. The Company operates pursuant to the (k) (2) (i) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d) (3) and does not hold customer funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities.

Recent accounting pronouncements – The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Recent accounting pronouncements (continued) -- Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2010, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards (SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 - INCOME TAXES

The Company's fiscal year ends December 31, 2010. The Company will file an income tax return on the cash basis. The provision for income taxes for the year consists of the following:

Federal Current	$ 0
State Current	800
	$ 800

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with its Shareholder during the year. The terms of this agreement provide that all overhead expenses incurred are paid by the Parent and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include rent, salaries and wages of directors, employees and agents of the company, and various other operating costs incurred in the ordinary course of the Business. During the year ended December 31, 2010 total expenses allocated from the Shareholder were $6,000, which is reflected as office expense on the Statement of Income (Loss). At the end of the year, the Company owes the Parent $2,000.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net Capital and aggregate indebtedness change day to day, but on December 31, 2010, the Company had net capital of $8,628 which was $3,535 in excess of its required net capital of $5,093; and the Company's ratio of aggregate indebtedness ($15,015) to net capital was 1.74 to 1, which is less than the 15 to 1 maximum allowed.

NOTE 6- SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2010 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 7 - SUBSEQUENT EVENTS

Management has reviewed the results of its operations for the period of time from its year end December 31, 2010 and February 15, 2011, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

COLUMBIA CAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2010

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 12,895
Less - non allowable assets:	
Non allowable portion of accounts receivable	(2,297)
Prepaid expenses	(1,970)
Net Capital	$ 8,628
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 1,001
Minimum dollar net capital required	$ 5,093
Net Capital required (greater of above amounts)	$ 5,093
Excess Capital	$ 3,535
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 7,127
Computation of Aggregate Indebtedness	
Total liabilities	$ 15,015
Aggregate indebtedness to net capital	1.74

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 8,628
Variance	
Rounding	-
Net Capital per Audit Report	$ 8,628

See accompanying notes to financial statements

COLUMBIA CAPITAL SECURITIES, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2010

A computation of reserve requirement is not applicable to Columbia Capital Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

COLUMBIA CAPITAL SECURITIES, INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2010

Information relating to possession or control requirements is not applicable to Columbia Capital Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

PART II
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Columbia Capital Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of Columbia Capital Securities, Inc., (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Columbia Capital Securities, Inc.
Los Angeles, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 15, 2011